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US Oncology Holdings, Inc.
16825 Northchase Drive, Suite 1300
Houston, Texas 77060
(832) 601-8766

October 4, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  US Oncology Holdings, Inc. (the "Company")
  Registration Statement on Form S-4, as amended (File No. 333-126922)
  Request for Acceleration of Effectiveness

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities and Exchange Act of 1933, as amended, the Company hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. Eastern Daylight Time or as soon as practicable thereafter on October 4, 2005.

        As requested, we acknowledge the following: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
US ONCOLOGY HOLDINGS, INC.
By:	/s/ PHILLIP H. WATTS
Name: Phillip H. Watts
Title: General Counsel and Secretary

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US Oncology Holdings, Inc. 16825 Northchase Drive, Suite 1300 Houston, Texas 77060 (832) 601-8766